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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No.      1         )*
                                       ----------------

                            Petersen Companies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    716335104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP No.  716335104                                          Page 2 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Chase Equity Associates, L.P.
       13-3371826
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  |X|
--------------------------------------------------------------------------------
(3)    SEC USE ONLY


--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION
       California
--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER
                                 1,286,400
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED            Not applicable.
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  1,286,400
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER
                                 Not applicable.
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,286,400
--------------------------------------------------------------------------------
(10)   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |

--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       4.8%
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

Issuer: Petersen Companies, Inc.                         CUSIP Number: 716335104
--------------------------------------------------------------------------------


Item 1.
                  (a)  Name of Issuer:
                       Petersen Companies, Inc.

                  (b)  Address of Issuer's Principal Executive Offices:
                       6420 Wilshire Boulevard
                       Los Angeles, California 90048

Item 2.

                  (a)  Name of Person Filing:
                       Chase Equity Associates, L.P.
                       Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

                  (b)  Address of Principal Business Office or, if none,
                       Residence:
                       380 Madison Avenue, 12th Floor
                       New York, New York  10017

                  (c)  Citizenship:
                       See Row 4 on cover page.

                  (d)  Title of Class of Securities (of Issuer):
                       Class A Voting Common Stock

                  (e)  CUSIP Number:
                       See top of cover page.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                       Not applicable.

Item 4.           Ownership
                       As of December 31, 1998, Chase Equity Associates, L.P., a California limited partnership ("CEA"), is the record owner of 1,286,400 shares of Class A Voting Common Stock of the Issuer representing 4.8 % of the outstanding Class A Voting Common Stock of the Issuer. CEA is also the record owner of 1,397,823 shares of the Issuer's Class B Nonvoting Common Stock. In addition, CEA is a party to a Securityholders Agreement, dated as of September 30, 1996, as amended by Amendment No. 1 to Securityholders Agreement, dated as of September 30, 1997 (the "Securityholders Agreement") among the signatories thereto and the Issuer (CEA and such other stockholders being collectively referred to as the "Investors"). Pursuant to the Securityholders Agreement, CEA gives a voting proxy on its shares to certain other Investors who may be deemed to be in control of the



                               Page 3 of 10 Pages

                                  SCHEDULE 13G

Issuer: Petersen Companies, Inc.                         CUSIP Number: 716335104
--------------------------------------------------------------------------------


                       Company. The Securityholders Agreement is hereby incorporated by reference to Exhibit 10.7 to Petersen Publishing Company's Registration Statement on Form S-4 (Registration No. 333-18017) and Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.

                       As a result of the Securityholders Agreement, CEA and some or all of the Investors may be deemed to constitute a "group". A group consisting of such persons may be deemed to beneficially own all shares of Class A Voting Common Stock beneficially owned by each of the Investors constituting such a group. The reporting person does not affirm the existence of such a group and disclaims beneficial ownership of shares of Common Stock beneficially owned by any other Investor for several reasons, including without limitation, the fact that the reporting person is subject to Regulation Y of the Federal Reserve Board and therefore restricted from owning more than 4.9% of the voting securities of the Issuer.

Item 5.           Ownership of Five Percent or Less of a Class
                       Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person
                       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                       Not applicable.

Item 8.           Identification and Classification of Members of the Group
                       Not applicable.

Item 9.           Notice of Dissolution of Group
                       Not applicable.

Item 10.          Certification
                       Not applicable.


                               Page 4 of 10 Pages

                                  SCHEDULE 13G

Issuer: Petersen Companies, Inc.                         CUSIP Number: 716335104
--------------------------------------------------------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1999                  CHASE EQUITY ASSOCIATES, L.P.
                                          By:  CHASE CAPITAL PARTNERS,
                                               its General Partner



                                          By: /s/ Jeffrey C. Walker
                                              ----------------------
                                              Name:  Jeffrey C. Walker
                                              Title: Managing General Partner



                               Page 5 of 10 Pages

                                  SCHEDULE 13G

Issuer: Petersen Companies, Inc.                         CUSIP Number: 716335104
--------------------------------------------------------------------------------


                                  EXHIBIT 2(a)

     This statement is being filed by Chase Equity Associates, L.P., a California limited partnership (hereinafter referred to as "CEA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CEA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CEA.

     Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                                 John R. Baron
                                 Christopher C. Behrens
                                 Mitchell J. Blutt, M.D.
                                 Arnold L. Chavkin
                                 I. Robert Greene
                                 Michael R. Hannon
                                 Donald J. Hofmann
                                 Stephen P. Murray
                                 John M. B. O'Connor
                                 Brian J. Richmand
                                 Shahan D. Soghikian
                                 Jonas Steinman
                                 Jeffrey C. Walker
                                 Damion E. Wicker, M.D.

     Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.

     Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

     The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.


                               Page 6 of 10 Pages

                                  SCHEDULE 13G

Issuer: Petersen Companies, Inc.                         CUSIP Number: 716335104
--------------------------------------------------------------------------------


                                                                      SCHEDULE A


                            CHASE CAPITAL CORPORATION


                               Executive Officers


Chairman & Chief Executive Officer              William B. Harrison, Jr.*
President                                       Jeffrey C. Walker**
Executive Vice President                        Mitchell J. Blutt, M.D.**
Vice President & Secretary                      Gregory Meridith*
Vice President                                  George E. Kelts**
Assistant Secretary                             Robert C. Carroll*

                                    Directors


                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**


----------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 7 of 10 Pages

                                  SCHEDULE 13G

Issuer: Petersen Companies, Inc.                         CUSIP Number: 716335104
--------------------------------------------------------------------------------


                                                                      SCHEDULE B


                         THE CHASE MANHATTAN CORPORATION


                              Executive Officers*

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel


                                  Directors**

                             Principal Occupation or Employment;
Name                         Business or Residence Address
----                         -----------------------------------

Hans W. Becherer             Chairman of the Board
                             Chief Executive Officer
                             Deere & Company
                             8601 John Deere Road
                             Moline, IL 61265

Frank A. Bennack, Jr.        President and Chief Executive Officer
                             The Hearst Corporation
                             959 Eighth Avenue
                             New York, NY  10019

Susan V. Berresford          President
                             The Ford Foundation
                             320 East 43rd Street
                             New York, NY  10017

----------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.


                               Page 8 of 10 Pages

                                  SCHEDULE 13G

Issuer: Petersen Companies, Inc.                         CUSIP Number: 716335104
--------------------------------------------------------------------------------


                            Principal Occupation or Employment;
Name                        Business or Residence Address
----                        -----------------------------------

M. Anthony Burns            Chairman, President and CEO
                            Ryder System, Inc.
                            3600 N.W. 82nd Avenue
                            Miami, FL  33166

H. Laurance Fuller          Chairman of the Board and
                             Chief Executive Officer
                            Amoco Corporation
                            200 East Randolph Drive
                            Chicago, IL  60601

Melvin R. Goodes            Chairman of the Board and Chief Executive Officer
                            Warner-Lambert Company
                            201 Tabor Road
                            Morris Plains, NJ  07950

William H. Gray, III        President and Chief Executive Officer
                            The College Fund/UNCF
                            8260 Willow Oaks Corporate Drive
                            P.O. Box 10444
                            Fairfax, VA  22031

George V. Grune             Chairman of the Board and Chief Executive Officer
                            The Reader's Digest Association, Inc.
                            Chairman of the Board
                            The DeWitt Wallace-Reader's Digest Fund
                            Lila Wallace-Reader's Digest Fund
                            Reader's Digest Road
                            Pleasantville, NY  10570

William B. Harrison, Jr.    Vice Chairman of the Board
                            The Chase Manhattan Corporation
                            270 Park Avenue, 8th Floor
                            New York, NY  10017-2070

Harold S. Hook              Retired Chairman of the Board
                            American General Corporation
                            2929 Allen Parkway
                            Houston, TX  77019

Helene L. Kaplan            Of Counsel
                            Skadden, Arps, Slate, Meagher & Flom
                            919 Third Avenue - Room 29-72
                            New York, NY  10022

Thomas G. Labrecque         President
                            The Chase Manhattan Corporation
                            270 Park Avenue, 8th Floor
                            New York, NY  10017-2070


                               Page 9 of 10 Pages

                                  SCHEDULE 13G

Issuer: Petersen Companies, Inc.                         CUSIP Number: 716335104
--------------------------------------------------------------------------------


                             Principal Occupation or Employment;
Name                         Business or Residence Address
----                         -----------------------------------

Henry B. Schacht             Retired Chairman of the Board and
                              Chief Executive Officer
                             Lucent Technologies, Inc.
                             600 Mountain Avenue - Room 6A511
                             Murray Hill, NJ  07974

Walter V. Shipley            Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY  10017-2070

Andrew C. Sigler             Retired Chairman of the Board
                              and Chief Executive Officer
                             Champion International Corporation
                             1 Champion Plaza
                             Stamford, CT 06921

John R. Stafford             Chairman, President and Chief
                              Executive Officer
                             American Home Products Corporation
                             Five Giralda Farms
                             Madison, NJ  07940

Marina v.N. Whitman          Professor of Business Administration
                              and Public Policy
                             The University of Michigan
                             School of Public Policy
                             411 Lorch Hall, 611 Tappan Street
                             Ann Arbor, MI  48109-1220



                              Page 10 of 10 Pages